UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Ecotone Renewables PBC

Legal status of Issuer:

      Form:

Public Benefit Corporation

      Jurisdiction of Incorporation/Organization:

Delaware

      Date of Organization:

July 15, 2022

Physical Address of Issuer:

4845 Harrison St., Pittsburgh, PA 15201

Website of Issuer:

https://www.ecotonerenewables.com/

Current Number of Employees:

12

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$1,708,802.27	$662,723
Cash & Cash Equivalents	$1,254,652.14	$191,448
Accounts Receivable	$83,015.30	$129,201
Short-term Debt	$117,382.64	$503,677
Long-term Debt	$224,057.83	$1,034,679
Revenues/Sales	$160,169.20	$178,261
Cost of Goods Sold	$166,926.19	$0
Taxes Paid	$0	$0
Net Income/(Loss)	($1,865,246.90)	($596,103)

FORM C-AR
Ecotone Renewables PBC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Ecotone Renewables PBC, a Delaware public benefit corporation (**"Ecotone**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.ecotonerenewables.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is November 20, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

RISK FACTORS

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our status as a public benefit corporation may not result in the benefits that we anticipate.

We are a public benefit corporation incorporated under Delaware law. As a public benefit corporation we are required to balance the financial interests of our stockholders with the best interests of those stakeholders materially affected by our conduct, including particularly those affected by the specific benefit purposes set forth in our Charter. In addition, there is no assurance that the expected positive impact from being a public benefit corporation will be realized. Accordingly, being a public benefit corporation and complying with our related obligations could negatively impact our ability to provide the highest possible return to our stockholders.

As a public benefit corporation, we are required to disclose to stockholders a report at least biennially on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose. If we are not timely or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, our reputation and status as a public benefit corporation may be harmed.

As a public benefit corporation, our focus on a specific public benefit purpose and producing a positive effect for society may negatively influence our financial performance.

Unlike traditional corporations, whose directors have a fiduciary duty to manage the business in a manner that focuses exclusively on maximizing stockholder value, our directors have a fiduciary duty to consider not only the stockholders' interests, but also our specific public benefit and the interests of other stakeholders affected by our actions. Therefore, we may take actions that we believe will further our specific public benefit or be in the best interests of those stakeholders materially affected by our conduct, even if those actions do not maximize our financial results or stockholder returns. While we intend for this public benefit designation and obligation to provide an overall net benefit to us and our business and stakeholders, including stockholders, it could instead cause us to make decisions and take actions without seeking to maximize the income generated from our business, and hence available for distribution to our stockholders. Our pursuit of longer-term or non-pecuniary benefits may not materialize within the timeframe we expect, or at all, and may have an immediate negative effect on any amounts available for distribution to our stockholders. Accordingly, being a public benefit corporation and complying with our related obligations could have a material adverse effect on our business, results of operations and financial condition, which in turn could cause our stock price to decline.

As a public benefit corporation, we may be less attractive as a takeover target than a traditional company would be and, therefore, your ability to realize your investment through an acquisition may be limited. Public benefit corporations may not be attractive targets for activists or hedge fund investors because new directors would still have to consider and give appropriate weight to the public benefit along with stockholder value and stockholders committed to the public benefit can enforce this through derivative suits. Further, by requiring that the board of directors of public benefit corporations consider additional constituencies other than maximizing stockholder value, Delaware public benefit corporation law could potentially make it easier for a board of directors to reject a hostile bid, even where the takeover would provide the greatest short-term financial yield to investors.

As a public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interests, the occurrence of which may have an adverse impact on our financial condition and results of operations.

As a Delaware public benefit corporation, our stockholders (if they, individually or collectively, own at least 2% of our outstanding capital stock or shares having at least $2 million in market value (whichever is less)) are entitled to file a derivative lawsuit claiming that our directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention of management and, as a result, may adversely impact management's ability to effectively execute our strategy. Any such derivative litigation may be costly and have an adverse impact on our financial condition and results of operations.

Regulations specifically affecting the agricultural sector and related industries; regulatory policies or matters that affect a variety of businesses; and taxation polices could adversely affect the Issuer's operating results.

Agricultural production and trade flows are subject to government policies, mandates, regulations, and trade agreements, including taxes, tariffs, duties, subsidies, incentives, foreign exchange rates, and import and export restrictions, including policies related to genetically modified organisms, traceability standards, sustainable practices, product safety and labeling, renewable fuels, and low carbon fuel mandates. These policies can influence the planting of certain crops; the location and size of crop production; whether unprocessed or processed commodity products are traded; the volume and types of imports and exports; the availability and competitiveness of feedstocks as raw materials; the viability and volume of production of certain of the Issuer's products; and industry profitability. Future government policies may adversely affect the supply of, demand for, and prices of the Issuer's products and adversely affect the Issuer's revenues and operating results.

The Issuer's strategy involves expanding the global reach of its products, including food waste measures, and expanding the sustainable agriculture programs and partnerships it participates in. Government policies including, but not limited to, antitrust and competition law, trade restrictions, food safety regulations, sustainability requirements, and traceability, can impact the Issuer's ability to execute this strategy successfully.

Our business is subject to evolving sustainability regulatory requirements and expectations, which exposes us to increased costs and legal and reputational risks.

We have established and publicly announced sustainability goals and aspirations. We also report progress related to limiting food waste, healing soil, and sustainable agriculture. These goals reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our ability to achieve our sustainability goals and targets and to accurately and transparently report our progress presents numerous operational, financial, legal and other risks. If we are unable to meet our sustainability goals or evolving industry standards, and therefore our ability to sell products and services, could be negatively impacted.

Increasing focus on sustainability matters has resulted in, and is expected to continue to result in, evolving legal and regulatory requirements, including mandatory due diligence, disclosure and reporting requirements, as well as a variety of voluntary disclosure frameworks and standards. We have incurred, and are likely to continue to incur, increased costs complying with such standards and regulations, particularly given the lack of convergence among standards. In addition, our processes and controls may not always comply with evolving standards and regulations for identifying, measuring and reporting sustainability metrics; our interpretation of reporting standards and regulations may differ from those of others; and such standards and regulations may change over time, any of which could result in significant revisions to our goals or reported progress in achieving such goals. Any failure or perceived failure, whether or not valid, to pursue or fulfill our sustainability goals and aspirations or to satisfy various sustainability reporting standards or regulatory requirements within the timelines we announce, or at all, could increase the risk of litigation or result in regulatory actions.

We are an early-stage company with a history of losses, and expect to incur significant expenses and continuing losses for the foreseeable future. Our business could be adversely affected if we fail to effectively manage our future growth.

We believe we will continue to incur net losses for the foreseeable future as we continue to invest in world-class technology to increase production and commercial sales of our products and services. There is no guarantee when, if ever, we will become profitable. We expect to expend substantial resources as we:

- identify and invest in future growth opportunities, including the development of new product lines;
- invest in sales and marketing efforts to increase brand awareness, engage customers and drive sales of our products; and
- invest in product innovation and development.

These investments may not result in the growth of our business. Even if these investments do result in the growth of our business, if we do not effectively manage our growth, we may not be able to execute on our business plan and vision, respond to competitive pressures, take advantage of market opportunities or maintain high-quality product offerings, any of which could adversely affect our business, financial condition and results of operations.

Our brand and reputation may be diminished due to real or perceived quality or environmental issues with our products, which could negatively impact our business, reputation, operating results and financial condition.

Real or perceived quality or environmental concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving our products, could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could adversely affect our business, financial condition and operating results. If consumers do not perceive our products to be of high quality or safe, then the value of our brand would be diminished, and our business, results of operations and financial condition would be adversely affected. Any loss of confidence on the part of consumers in the quality and safety of our products would be difficult and costly to overcome. Issues regarding the safety of any of our products, regardless of the cause, may harm our brand, reputation and operating results.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Ecotone Renewables PBC (the "**Issuer**") is a next generation public benefit corporation advancing sustainability in local communities. The issuer was originally formed as a limited liability company in the State of Pennsylvania on May 10, 2019, under the name "Ecotone Renewables, Co. The Issuer converted to a public benefit corporation in the State of Delaware on July 15, 2022.

The Issuer was founded 4 years ago as a mixture of Carnegie Mellon and University of Pittsburgh students. We have since grown into a fast-growing company still based in Pittsburgh with thousands of dollars in recurring monthly revenue, multiple commercial and distribution partners, and an aggressive plan to heal our soil and eliminate food waste.

Building a world without waste by deploying the industry's most reliable waste diversion systems. The Issuer empowers communities to achieve sustainability through innovation and climate-smart practices. We exist to develop smarter and more sustainable ways to process food waste and condition the earth's soil on a path to a healthier environment. Founded in Pittsburgh PA, the Issuer is scaling anaerobic digestion technology to sustainably process food waste and replenish degraded, nutrient deficient soil. We sustainably convert food waste into powerful liquid fertilizer. We do this through on-site waste processors called the ZEUS which is an automated anaerobic digester housed in a shipping container. We then produce and sell our signature Soil Sauce organic fertilizer to local farmers, home gardeners, retailers, and plant enthusiasts.

The Issuer conducts business in Delaware and sells products and services through the internet throughout the United States.

Business Plan

Financed ZEUS digesters leased to universities, restaurants, hotels, corporate offices, and hospitals.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
ZEUS Biodigester	On-site, automated, and self-contained food waste solution	Northeast US universities, restaurants, hotels, corporate offices, and hospitals
Soil Sauce	Organic liquid fertilizer	Organic farms 1-200 acres

Customer Base

Universities, restaurants, hotels, hospitals, corporate offices

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
18/069,937	Apparatus, System and Method for Automated Food Waste Processing	Utility Patent	December 21, 2022	Pending	United States
18/069,933	Apparatus, System and Method for Automated Food Waste Processing	Utility Patent	December 21, 2022	Pending	United States

18/682,154	Apparatus, System and Method for Automated Food Waste Processing	Utility Patent	December 21, 2022	Granted December 31, 2024	United States
PCT/US2022/082161	Apparatus, System and Method for Automated Food Waste Processing	Utility Patent	December 21, 2022	Pending	International
97158736	Ecotone Renewables	Service Mark	December 6, 2021	Pending	United States
7969025	Soil Sauce	Service Mark	May 9, 2025	September 30, 2025	United States

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Dylan Lew	CEO, Board Chair, Co-Founder	CEO, Board Chair, Co-Founder at the Issuer (2022 – Present) Edison Engineer at GE Renewables (July 2021 – July 2022)	MS Engineering
Judy Li	Board Member and Investor	Board Member and Investor	BS Environmental Science
Kyle Wyche	COO and Co-Founder	COO and Co-Founder at the Issuer (July 2023 – Present) Admissions Counselor at the University of Pittsburgh (June 2019 – June 2023)	MBA
Elliott Bennett	CFO and Co-Founder	CFO and Co-Founder at the Issuer (July 2023 – Present) Treasury Analyst at Bank of America (July 2021 – June 2023)	BS in Finance

Elliott Bennett, Cofounder & CFO Ecotone Renewables PBC

Elliott Bennett is a co-founder of Ecotone. He leads the company's go-to-market strategy in its mission to eliminate food waste through innovative technology. Under his leadership, Ecotone has raised over $4M in funding for its modular anaerobic digesters, which convert food waste into renewable energy and fertilizer, recapturing over 1 million lbs of CO_2.

With a finance background from Boston College and experience at Bank of America, Elliott drives product innovation and has commercialized Ecotone's offering across diverse verticals. His entrepreneurial spirit emerged early when, as a college sophomore, he generated over $400,000 in direct sales as Cutco's Connecticut Branch Manager.

After earning his B.S. in finance, marketing, and philosophy, Elliott spent two years at Bank of America, servicing $1.5 billion in client revenue and co-chairing the Black Professionals Committee. In 2023, he left to focus full-time on Ecotone's growth, leveraging his unique blend of financial acumen, sales expertise, and commitment to sustainability in the fight against food waste and climate change.

Kyle Wyche, Cofounder & COO Ecotone Renewables PBC

Kyle Wyche, the dynamic COO of Ecotone Renewables, is a driving force behind the company's operational excellence and strategic growth. At 28, Wyche brings a unique blend of technical expertise and business acumen to the cleantech startup.

A graduate of the University of Pittsburgh with a bachelor degree in Ecology & Evolution, he co-founded Ecotone Renewables in 2019, taking the reins as COO, which has raised over $4M in funding. His leadership has been instrumental in scaling the company's innovative anaerobic digester technology, optimizing production processes, understanding the microbiology of the organic fertilizer product, and expanding market reach. To further enhance his business leadership skills, Wyche is a winter '24 candidate to receive his MBA in sustainable business development and data analytics from the University of Pittsburgh on a full-ride scholarship.

Under Wyche's operational guidance, Ecotone has achieved remarkable milestones, including diverting 200,000+ lbs of food waste from landfills, increasing production efficiency, and successfully deploying systems across

Pennsylvania and Rhode Island. His strategic approach to supply chain management and customer relations has been crucial in securing partnerships with sustainability-focused corporations.

Recognized as a rising star in the cleantech industry, Wyche has been invited to speak at City of Pittsburgh press conferences, National Black MBA Association events, international competitions, and national conferences. His vision and execution are helping to position Ecotone Renewables at the forefront of the circular economy revolution.

Other professional achievements include Wyche's environmental journey researching deforestation in the Amazon and creating the innovative "A Witness Tree" project at Harvard Forest, where he enabled a tree with sensors to tweet about its growth, attracting 10,000 followers and effectively communicating environmental science to the public. He uses these experiences and more to further drive the growth of Ecotone Renewables PBC.

Dylan Lew, Cofounder & CEO, Ecotone Renewables, PBC

At just 25, Dylan Lew, CEO of Ecotone Renewables, is revolutionizing sustainable waste management and renewable energy production. A Carnegie Mellon University graduate with dual degrees in Material Science and Engineering, Lew co-founded Ecotone in 2019, developing an innovative anaerobic digester system that transforms food waste into clean energy and nutrient-rich fertilizer.

Under Lew's visionary leadership, Ecotone has secured over $4 million in funding, partnered with major municipalities and Fortune 500 companies, and diverted 200,000+ lbs of food waste from landfills. The company's groundbreaking technology has garnered recognition from ACerS, Cleantech Open, Carnegie Mellon University, and the Boston Globe.

Beyond his professional achievements, Lew founded oSTEM @ CMU, a chapter of the national organization promoting career development for LGBTQ+ professionals in STEM. A sought-after speaker on technology and environmental stewardship, Lew's combination of technical expertise, business acumen, and commitment to diversity and sustainability positions him as a transformative force in the green technology sector.

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 23,000,000 shares of common stock of which 6,000,000 are issued and outstanding, $0.001 par value per share (the "**Common Stock**") and 13,061,559 shares of preferred stock of which (i) 208,723 are designated as Series Seed-1 Preferred Stock, $0.001 par value per share, all of which are issued and outstanding ("**Series Seed-1 Preferred Stock**"), (ii) 2,785,216 are designated as Series Seed-2 Preferred Stock, $0.001 par value per share, all of which are issued and outstanding ("**Series Seed-2 Preferred Stock**"), (iii) 24,699 are designated as Series Seed-3 Preferred Stock, $0.001 par value per share, all of which are issued and outstanding ("**Series Seed-3 Preferred Stock**"), and (iv) 10,042,921 are designated as Series Seed-4 Preferred Stock, $0.001 par value per share, of which 5,083,925 are issued and outstanding ("**Series Seed-4 Preferred Stock**" and together with the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Series Seed-3 Preferred Stock, the "**Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	6,000,000
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security	35.20%

Type	Series Seed-1 Preferred Stock
Amount Outstanding	208,723
Par Value Per Share	$0.001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.
Anti-Dilution Rights	In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula: $$CP2 = CP1 * (A + B) \div (A + C).$$ For purposes of the foregoing formula, the following definitions shall apply: (a) "CP2" shall mean the Applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock; (b) "CP1" shall mean the Applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and (e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security	1.23%

Type	Series Seed-2 Preferred Stock
Amount Outstanding	2,785,216
Par Value Per Share	$0.001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.
Anti-Dilution Rights	In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula: $$CP2 = CP1 * (A + B) \div (A + C).$$ For purposes of the foregoing formula, the following definitions shall apply: (a) "CP2" shall mean the Applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock; (b) "CP1" shall mean the Applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and (e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security	16.34%

Type	Series Seed-3 Preferred Stock
Amount Outstanding	24,699
Par Value Per Share	$0.001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.
Anti-Dilution Rights	In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula: $$CP2 = CP1* (A + B) \div (A + C).$$ For purposes of the foregoing formula, the following definitions shall apply: (a) "CP2" shall mean the Applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock; (b) "CP1" shall mean the Applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and (e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security	0.14%

Type	Series Seed-4 Preferred Stock
Amount Outstanding	5,083,925
Par Value Per Share	$0.001
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.
Anti-Dilution Rights	In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula: $$CP2 = CP1 * (A + B) \div (A + C).$$ For purposes of the foregoing formula, the following definitions shall apply: (a) "CP2" shall mean the Applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock; (b) "CP1" shall mean the Applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock; (c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue); (d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and (e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security	29.83%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer has the following additional securities outstanding:

Type	Ecotone Renewables PBC 2022 Equity Incentive Plan
Amount Outstanding / Amount Authorized	550,000 / 2,508,361
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security	14.72%

Type	Series Seed-4 Preferred Stock Warrants
Amount Outstanding	432,405
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Exercise Price = $0.6073 per share
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security	2.54%

Outstanding Debt

As of the date of this Form C-AR, the Issuer has the following debt outstanding:

Type	Secured Loan*
Creditor	Honeycomb Credit, Inc.
Amount Outstanding	$66,306.12
Interest Rate and Amortization Schedule	12.50% annually
Description of Collateral	"Collateral" shall mean, collectively, all the personal property of the Debtor, whether now owned or hereafter acquired, including, but not limited to, the following, all as defined in Article 9 of the Uniform Commercial Code: Accounts, Chattel Paper, Commercial Tort Claims, Deposit Accounts, Documents, Electronic Chattel Paper, Equipment, and any substitutions, additions or replacements, Fixtures, General Intangibles, Goods, Instruments, Inventory, Investment Property, Letter-of-Credit Rights, Proceeds, and Supporting Obligations
Other Material Terms	None
Maturity Date	6 months interest-only, followed by 30 months full amortizing
Date Entered Into	June 20, 2024

*On June 20, 2024, the Issuer raised $89,136.42 under Regulation Crowdfunding pursuant to a Note Purchase Agreement. The Issuer used Honeycomb Portal LLC as the intermediary for such offering.

Type	Secured Loan**
Creditor	Honeycomb Credit, Inc.
Amount Outstanding	$76,685.32
Interest Rate and Amortization Schedule	12.75% annually; 6 months interest-only, followed by 54 months full amortizing
Description of Collateral	"Collateral" shall mean, collectively, all the personal property of the Debtor, whether now owned or hereafter acquired, including, but not limited to, the following, all as defined in Article 9 of the Uniform Commercial Code: Accounts, Chattel Paper, Commercial Tort Claims, Deposit Accounts, Documents, Electronic Chattel Paper, Equipment, and any substitutions, additions or replacements, Fixtures, General Intangibles, Goods, Instruments, Inventory, Investment Property, Letter-of-Credit Rights, Proceeds, and Supporting Obligations
Other Material Terms	Minimum Monthly Payment = $3,005.12
Maturity Date	April 21, 2028
Date Entered Into	April 17, 2023

**On April 17, 2023, the Issuer raised $123,000 under Regulation Crowdfunding pursuant to a Note Purchase Agreement. The Issuer used Honeycomb Portal LLC as the intermediary for such offering.

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
N/A	N/A	N/A

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
($1,923,270)	($1,923,270)	$0

Liquidity and Capital Resources

On February 16, 2025, the Company closed an offering pursuant to Regulation CF and raised $209,831.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series Seed-4 Preferred Stock	$250,998.33	413,302	General Working Capital	October 27, 2025	Reg D 506(b)
ISOs/NSOs	N/A	550,000	N/A	January 28, 2025 – May 1, 2025	Rule 701
Series Seed-4 Preferred Stock	$209,391	346,574	Sales team hires; ZEUS builds; R&D; and Marketing	February 16, 2025	Reg CF
Series Seed-4 Preferred Stock	$2,625,994.92	4,324,049	General Working Capital	June 10, 2024 – July 10, 2024	Reg D 506(b)
Series Seed-3 Preferred Stock	Conversion of SAFE ($15,000 value)	24,699	N/A	June 10, 2024	Reg D 506(b)
Series Seed-2 Preferred Stock	Conversion of SAFEs ($985,000 value) Conversion of Convertible Notes ($368,061.15 value)	2,785,216	N/A	June 10, 2024	Reg D 506(b)
Series Seed-1 Preferred Stock	Conversion of Convertible Notes ($88,729.04 value)	208,723	N/A	June 10, 2024	Reg D 506(b)
Series Seed-4 Preferred Stock Warrants	N/A	432,405	N/A	June 10, 2024 – July 10, 2024	Reg D 506(b)
SAFEs	$1,000,000	21 SAFEs	General Working Capital	June 14, 2022 - December 18, 2023	Section 4(a)(2)
Note*	$89,136.42	Various	New ZEUS digester; Operations & distribution; Marketing & RD; and Working Capital	June 20, 2024	Reg CF

			New ZEUS digester; Operations & distribution; Marketing & RD; and Working Capital	April 17, 2023	Reg CF
Note**	$123,000	Various			

*On June 20, 2024, the Issuer raised $89,136.42 under Regulation Crowdfunding pursuant to a Note Purchase Agreement. The Issuer used Honeycomb Portal LLC as the intermediary for such offering.

**On April 17, 2023, the Issuer raised $123,000 under Regulation Crowdfunding pursuant to a Note Purchase Agreement. The Issuer used Honeycomb Portal LLC as the intermediary for such offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- The Issuer borrowed money from the CFO and one of the shareholders Elliot Bennet. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan is $8,203 and $7,612, respectively.
- On January 1, 2022, the Issuer issued a Convertible note to Elliott Bennett, in the amount of $18,202. The convertible note bears an interest rate of 5%, with maturity date set on March 22, 2024.
- On January 1, 2022, the Issuer issued a Convertible note to the Chief Operating Officer and one of the shareholders, Kyle Wyche, in the amount of $7,083. The convertible note bears an interest rate of 5%, with maturity date set on March 22, 2024.
- On January 1, 2022, the Issuer issued a Convertible note to the Chief Executive Officer and one of the shareholders, Dylan Lew, in the amount of $7,482. The convertible note bears an interest rate of 5%, with maturity date set on March 22, 2024.
- On July 30, 2023, the Issuer issued a Simple Agreement for Future Equity to Elliott Bennett in the amount of $20,000. The Simple Agreement for Future Equity converted into 41,169 shares of Series Seed-2 Preferred Stock on June 10, 2024.
- On July 30, 2023, the Issuer issued a Simple Agreement for Future Equity to Samuel and Leslie Wyche in the amount of $20,000. Samuel and Leslie Wyche are the parents of Kyle Wyche, Chief Operating Officer and a shareholder of the Issuer. The Simple Agreement for Future Equity converted into 41,169 shares of Series Seed-2 Preferred Stock on June 10, 2024.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ecotone Renewables PBC

By:

/s/ Dylan Lew

(Signature)

Dylan Lew

(Name)

Chief Executive Officer

(Title)

I, Dylan Lew, the Chief Executive Officer of Ecotone Renewables PBC, certify that the financial statements of Ecotone Renewables PBC included in this Form C-AR are true and complete in all material respects.

/s/ Dylan Lew

(Signature)

Dylan Lew

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Dylan Lew

(Signature)

Dylan Lew

(Name)

Director

(Title)

November 20, 2025

(Date)

/s/ Judy Li

(Signature)

Judy Li
_____
(Name)

Director
_____
(Title)

November 20, 2025
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Ecotone Renewables PBC
Profit and Loss
January - December 2024

		Total
Income		
Digester Lease		33,925.00
Other Income		2,323.34
Service/Fee Income		25,340.00
Soil Sauce Sales		7,747.53
System Sales		90,833.33
Total Income	$	**160,169.20**
Cost of Goods Sold		
Cost of Goods Sold		271.66
Fertilizer - COGS		10,482.02
Repairs & Retrofits - COGS		10,025.45
System Sales - COGS		93,251.32
Total Cost of Goods Sold	$	**114,030.45**
Cost of Service		28,577.83
Customer Shipping		3,767.50
Freight		5,026.50
Merchant Fees		16.25
Packaging		15,507.66
Total Cost of Goods Sold	$	**166,926.19**
Gross Profit	-$	**6,756.99**
Expenses		
Advertising & Marketing		27,554.88
Sales Team Contractors		14,925.33
Total Advertising & Marketing	$	**42,480.21**
Bank Charges & Fees		8,984.68
Car & Truck		1,713.09
Conference / Vendor fee		7,294.69
Contractors		82,190.80
Contractor Mileage		4,571.06
Contractor Reimbursement		1,317.91
Executive Contractors		17,083.51
Grant Writers		3,407.09
Marketing Team Contractors		322.00
Operations Contractor		8,619.16
R&D Contractors		7,761.73
Total Contractors	$	**125,273.26**
Dues & Subscriptions		1,264.37
Employer Retirement		13,912.69
Events		5,134.72
HR Expenses		21,239.94
Insurance		74,736.13
Interest Paid		29,984.27
Job Supplies & General Tooling		18,902.17

Legal & Professional Services		364,727.35
Patent Lawyer		21,297.00
Total Legal & Professional Services	$	**386,024.35**
Meals & Entertainment		2,391.18
Office Supplies & Software		47,169.28
Other Business Expenses		989.07
Parking and Tolls		2,044.29
Payroll Expenses		1,161.57
Employee Benefits		17,497.66
Payroll Tax Expenses		614.88
Founders Payroll Tax		17,008.53
Operations Payroll Tax		11,352.54
R&D Payroll Tax		17,974.49
Sales Team Payroll Tax		9,878.27
Total Payroll Tax Expenses	$	**56,828.71**
Payroll Wage Expenses		
Founders Wage		209,756.99
Operations Wage		136,191.05
R&D Wage		212,092.89
Sales Team Payroll Expenses		124,763.11
Total Payroll Wage Expenses	$	**682,804.04**
Total Payroll Expenses	$	**758,291.98**
Postage and Shipping		0.00
Professional Development		41,031.42
QuickBooks Payments Fees		182.76
R&D supplies		24,348.79
R&D Testing		54,285.06
Reimbursable Expenses		2,267.77
Rent & Lease		51,916.03
Repairs & Maintenance		215.50
Taxes & Licenses		1,174.18
Travel		36,642.95
Fuel		997.17
Travel Meals		4,438.58
Total Travel	$	**42,078.70**
Utilities		4,097.92
Total Expenses	$	**1,769,428.50**
Net Operating Income	-$	**1,776,185.49**
Other Income		
Interest earned		119.59
Total Other Income	$	**119.59**
Other Expenses		
Amortization		885.00
Depreciation		88,296.00
Total Other Expenses	$	**89,181.00**
Net Other Income	-$	**89,061.41**
Net Income	-$	**1,865,246.90**

Tuesday, Oct 21, 2025 03:08:07 PM GMT-7 - Accrual Basis

Ecotone Renewables PBC
Balance Sheet
As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
Brex Checking	64,230.25
Brex Treasury	0.00
Grant Writers	0.00
PNC Checking 0844	147,925.54
PNC Checking x9904	20,591.56
PNC Money Market 0561	0.00
PNC Money Market 0932	1,023,119.79
Uncleared Bill Pay	-1,215.00
Total Bank Accounts	**$ 1,254,652.14**
Accounts Receivable	
Accounts Receivable (A/R)	83,015.30
Total Accounts Receivable	**$ 83,015.30**
Other Current Assets	
Inventory Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$ 0.00**
Total Current Assets	**$ 1,337,667.44**
Fixed Assets	
Accumulated Amortization	-2,655.00
Accumulated Depreciation	-142,669.00
Furniture and Fixtures	8,355.92
System 1 - Seahorse	56,000.00
System 10 - Zeus	37,054.48
System 11 - Zeus	34,192.88
System 12 - Zeus	16,967.12
System 2 - Zeus	56,000.00
System 3 - Zeus	51,346.40
System 4 - Zeus	50,000.00
System 5 - Zeus	51,119.30
System 6 - Zeus	0.00
System 7 - Zeus	53,260.54
System 8 - Zeus	60,359.68
System 9 - Zeus	0.00
Vehicles	32,950.26
Total Fixed Assets	**$ 362,282.58**
Other Assets	
R&D Asset	0.00
Start up Costs	8,852.25
Total Other Assets	**$ 8,852.25**
TOTAL ASSETS	**$ 1,708,802.27**

LIABILITIES AND EQUITY

Liabilities

  Current Liabilities

    Accounts Payable

Accounts Payable (A/P)		57,849.94
Total Accounts Payable	$	**57,849.94**
Credit Cards		
American Express		48,111.39
Brex Credit Card		456.17
Elliot Credit Card		352.40
Total Credit Cards	$	**48,919.96**
Other Current Liabilities		
Deferred Revenue		9,166.67
Digester Removal Deposit		1,000.00
Fundraising Escrow		0.00
Massachusetts Department of Revenue Payable		5.20
Out Of Scope Agency Payable		0.00
Pennsylvania Department of Revenue Payable		-18.91
Retirement Liability		-33.30
Tips		493.08
Total Other Current Liabilities	$	**10,612.74**
Total Current Liabilities	$	**117,382.64**
Long-Term Liabilities		
Accrued Interest		0.00
American Express Loan		0.00
Convertible Note - 1.27.22		0.00
Convertible Note - 3.22.22		0.00
Convertible Note - 8.15.22		0.00
Honeycomb Loan		97,510.78
Honeycomb Loan Round 2		89,136.42
Loans from Members		
Dylan Lew Checking		0.00
Elliott - Checking		8,203.15
Total Loans from Members	$	**8,203.15**
Loans from Others		
Karl		0.00
Sameer		0.00
Total Loans from Others	$	**0.00**
SAFE 2022		0.00
SAFE 2023		0.00
Truck Loan		29,207.48
Total Long-Term Liabilities	$	**224,057.83**
Total Liabilities	$	**341,440.47**
Equity		
APIC - Common Stock		61,562.74
APIC - Preferred Stock		4,050,505.91
Common Stock		6.00
Opening Balance Equity		0.00

Owner's Pay & Personal Expenses		
Team Members capital contributions		0.00
Total Owner's Pay & Personal Expenses	**$**	**0.00**
Preferred Stock		7,283.26
Retained Earnings		-886,749.21
Net Income		-1,865,246.90
Total Equity	**$**	**1,367,361.80**
TOTAL LIABILITIES AND EQUITY	**$**	**1,708,802.27**

ECOTONE RENEWABLES PBC

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Ecotone Renewables PBC
Pittsburgh, Pennsylvania

We have reviewed the accompanying financial statements of Ecotone Renewables PBC (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

December 3, 2024
Los Angeles, California

ECOTONE RENEWABLES PBC
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Cash & Cash Equivalents	$	191,448	$	67,350
Accounts Receivable, net		129,201		2,021
Total Current Assets		**320,649**		**69,371**
Property and Equipment, net		330,300		111,027
Intangible Asset		11,774		4,500
Total Assets	$	**662,723**	$	**184,898**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	6,189	$	3,410
Current Portion of Loans and Notes		36,060		-
Current Portion of Convertible Notes		429,768		-
Acrrued Interest		21,279		7,210
Current Portion of Related Party Loans		8,203		7,612
Other Current Liabilities		2,178		178
Total Current Liabilities		**503,677**		**18,410**
Loans and Promissory Notes, net of current portion		83,512		-
Simple Agreement for Future Equity		951,167		16,250
Convertible note, net of current portion		-		429,768
Total Liabilities		**1,538,356**		**464,428**
STOCKHOLDERS' EQUITY				
Common Stock		6,000		-
Subscription Receivable		(6,000)		-
Additional Paid in Capital		61,569		61,569
Retained Earnings/(Accumulated Deficit)		(937,202)		(341,099)
Total Stockholders' Equity		**(875,633)**		**(279,530)**
Total Liabilities and Stockholders' Equity	$	**662,723**	$	**184,898**

See accompanying notes to financial statements.

ECOTONE RENEWABLES PBC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 178,261	$ 17,316
Cost of Goods Sold	-	17,155
Gross Profit	**178,261**	**161**
Operating Expenses		
General and Administrative	654,491	254,245
Research and Development	36,002	54,033
Selling and Marketing	6,639	19,063
Total Operating Expenses	**697,132**	**327,341**
Net Operating Loss	**(518,871)**	**(327,180)**
Interest Expense	26,680	7,210
Other Loss/(Income)	50,552	(2,142)
Loss Before Provision for Income Taxes	**(596,103)**	**(332,248)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (596,103)**	**$ (332,248)**

See accompanying notes to financial statements.

ECOTONE RENEWABLES PBC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 (UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2021	-	$ -	$ 50,404	$ -	$ (8,851)	$ 41,553
Issuance of stock	-	-	11,165	-		**11,165**
Net Income/(Loss)	-	-		-	(332,248)	(332,248)
Balance—December 31, 2022	-	-	61,569	$ -	$ (341,099)	$ (279,530)
Issuance of stock	-	6,000	-	(6,000)	-	-
Net Income/(Loss)	-	-	-	-	(596,103)	(596,103)
Balance—December 31, 2023	6,000,000	$ 6,000	$ 61,569	$ (6,000)	$ (937,202)	$ (875,633)

See accompanying notes to financial statements.

ECOTONE RENEWABLES PBC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/Loss)	$	(596,103)	$	(332,248)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Depreciation of Property		24,364		12,336
Amortization of Intangible Asset		1,364		500
Accrued Interest on Convertible Notes		14,069		7,210
Fair Value in Excess of Stated Value of Derivative Instrument		71,917		1,250
Changes in Operating Assets and Liabilities:				
Accounts Receivable, net		(127,180)		(2,021)
Credit Cards		2,779		(2,823)
Other Current Liabilities		2,000		178
Net Cash Used In Operating Activities		**(606,791)**		**(315,618)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(243,637)		(73,363)
Purchase of Intangible Asset		(8,638)		(5,000)
Net Cash Used in Investing Activities		**(252,275)**		**(78,363)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		11,165
Shareholder Loans		591		(6,288)
Borrowing on Promissory Notes and Loans		119,572		-
Borrowing on Convertible Notes		-		429,768
Proceeds from Issuance of Simple Agreement for Future Equity		863,000		15,000
Net Cash Provided by Financing Activities		**983,163**		**449,645**
Change in Cash & Cash Equivalents		**124,098**		**55,664**
Cash & Cash Equivalents —Beginning of The Year		67,350		11,686
Cash & Cash Equivalents—End of The Year	$	**191,448**	$	**67,350**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	12,611	$	-

See accompanying notes to financial statement

1. NATURE OF OPERATION

Ecotone Renewables PBC was founded in 2019, in the state of Pennsylvania. On July 15, 2022, the Company incorporated in the state of Delaware as a Public Benefit Corporation. The financial statements of Ecotone Renewables PBC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Pittsburgh, Pennsylvania.

Ecotone Renewables is a Pittsburgh based company with the vision to eliminate waste from our world through deploying the industry's most reliable and cost effective waste diversion systems. We build and operate modular anaerobic digestion systems called ZEUS Digesters. ZEUS breaks down 12 tons of food waste a year, food which would have ended up in a landfill, thus diverting 120 tons of CO_2e from entering the atmosphere a year. We work primarily with corporate offices, Universities and schools to deploy ZEUS digesters to help them to decrease their food waste and produce a viable soil fertilizer product they can use on site. The product from the ZEUS digester is 2,600 gallons of organic liquid fertilizer called Soil Sauce, which can be used on house plants, home gardens, lawns and for larger scale farms.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and 2022, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk
The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable
Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit loss of $8,028 and $0, respectively.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Digesters	10 years

Intangibles

Intangible assets with finite lives, such as patents, and trademark, which are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Revenue Recognition

The Company generate revenue from two streams:

Rental Income: The Company constructs and leases anaerobic digesters and the revenue is accounted for under ASC 842. Revenue recognition from this stream is discussed in detail below.

Fertilizer Sales: The Company sells residual fertilizer from the digestion process and the revenue is accounted for under ASC 606. Revenue recognition from this stream is discussed in detail below.

ASC 842 - Revenue Recognition:

We recognize revenues from renting equipment on a straight-line basis. Our rental contract periods are monthly or annual. We record the revenue over time by dividing the contract price (total rental price over the contract) with contract period. Amounts billed to the customer in excess of revenue earned are recorded as a liability on the balance sheet.

ASC 606 Revenue Recognition:

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Cost of Sales

Cost of sales include the cost of fertilizer from the digestion process is collected.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $6,639 and $19,063, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 3, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2023	2022
Deposit payable	1,000	-
Tax Payable	1,178	178
Total Other Current Liabilities	$ 2,178	$ 178

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Digesters	$ 367,000	$ 123,363
Property and Equipment, at cost	**367,000**	**123,363**
Accumulated Depreciation	(36,700)	(12,336)
Property and Equipment, net	**$ 330,300**	**$ 111,027**

Depreciation expense for the years ended December 31, 2023 and 2022 was $24,364 and $12,336, respectively.

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2023	2022
Patents	$ 13,638	$ 5,000
Intangible Assets, at cost	**13,638**	**5,000**
Accumulated Amortization	(1,864)	(500)
Intangible Assets, net	**$ 11,774**	**$ 4,500**

Amortization expense for the years ended December 31, 2023 and 2022 was $1,364 and $500, respectively.

Estimated annual amortization expense subsequent to December 31, 2023 is as follows:

For The Year Ended December 31,	Amortization Expense
2024	$ 1,364
2025	1,364
2026	1,364
2027	1,364
Thereafter	6,319
Total	**$ 11,774**

6. DEBT

Loans and Promissory Note

The Company had outstanding term loans/ notes payables with varying maturities. Details of outstanding loans are as follows:

					As of December 2023		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Honeycomb- loan	$ 123,000	12.75%	4/17/2023	4/21/2028	$ 36,060	$ 83,512	$ 119,572

The summary of the future maturities is as follows:

For The Year Ended December 31,		
2024	$	36,060
2025		36,060
2026		36,060
2027		11,392
2028		-
Thereafter		-
Total	**$**	**119,572**

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2022 Convertible Note	$ 40,000	5.00%	01/27/2022	01/27/2024	$ 40,000	$ -	$ 40,000	$ -	$ 40,000	$ 40,000
2022 Convertible Note	$ 39,768	5.00%	03/22/2022	03/22/2024	39,768	-	39,768	-	39,768	39,768
2022 Convertible Note	$ 350,000	2.88%	08/15/2022	08/03/2024	350,000	-	350,000	-	350,000	350,000
Total	**$ 429,768**				**$ 429,768**	**$ -**	**$ 429,768**	**$ -**	**$ 429,768**	**$ 429,768**

The convertible notes outstanding as of December 31, 2023 were converted on July 10, 2024, subsequent to year end, after the successful completion of the Seed round.

Each note was convertible into shares pursuant to following events:

Conversion upon Equity Round Financing: The Note would have automatically converted into equity securities of the Company in accordance with the following:

a) Upon the closing of the Next Round Financing, this Note was to be converted into the equity securities being issued in connection with the next round financing.
b) The number of equity securities into which this note was convertible is equal to the greater of:

   (i) The quotient obtained by dividing (A) the note balance as of date of conversion by (b) 70% of the price per equity security paid for the equity securities being issued in the next round financing; and
   (ii) The quotient obtained by dividing (A) the note balance as of date of conversion by (B) the base share price.

Conversion or Repayment Upon Maturity Date: If an acquisition event, next round financing or event of default does not occur on or prior to the Maturity date, the note would have converted into shares of common equity securities in accordance with the following:

   (i) The date of conversion shall be the maturity date; and
   (ii) The number of shares of Common equity securities into which this Note converts shall be equal to the quotient obtained by dividing (A) the note balance as of maturity date by (B) the base share price

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of December 31, 2023	As of December 31, 2022
SAFE 2022	$ 15,000	Fiscal Year 2022	$ 8,000,000	80%	$ 15,000	$ 15,000
SAFE 2023	$ 863,000	Fiscal Year 2023	$ 10,000,000	80%	863,000	-
Fair Value in Excess of Stated Value of Derivative Instrument					73,167	1,250
Total SAFE(s)	**$ 878,000**				**$ 951,167**	**$ 16,250**

All the SAFE outstanding as of December 31, 2023 were converted into shares on July 10, 2024, subsequent to year end, after the successful completion of the Seed round.

If there is an Equity Financing of at least TWO MILLION DOLLARS (US$2,000,000) before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE would automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties, and limited liability and indemnification obligations on the part of the Investor.

If there is a Liquidity Event before the termination of this SAFE, the Investor would have been entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of: (i) The Purchase Amount (the "Cash-Out Amount"), or (ii) The amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution

Event before the termination of this SAFE, the Investor would have been entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds.

Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

Related Party Loans

During the years presented, the Company borrowed money from the owner Elliot Bennet. The details of the loans from the owner are as follows:

Owner	Principal Amount	Interest Rate	Maturity Date	As of December 2023 Current Portion	As of December 2023 Non-Current Portion	As of December 2023 Total Indebtedness	As of December 2022 Current Portion	As of December 2022 Non-Current Portion	As of December 2022 Total Indebtedness
Elliott Bennet	$ 8,203	0%	No Set Maturity	$ 8,203	$ -	$ 8,203	$ 7,612	$ -	$ 7,612

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

7. EQUITY AND CAPITALIZATION

Common Stock
The Company is authorized to issue 16,961,200 shares of common stock with par value of $0.001. As of December 31, 2023, and 2022, 6,000,000 and 0 shares of common stock, respectively, have been issued and were outstanding.

Series Seed-1 Preferred Stock
The Company is authorized to issue 208,800 shares of Series Seed-1 Preferred Stock with a par value of $0.001. As of December 31, 2023, and 2022, no shares of Series Seed-1 Preferred Stock have been issued or are outstanding.

Series Seed-2 Preferred Stock
The Company is authorized to issue 2,785,300 shares of Series Seed-2 Preferred Stock with a par value of $0.001. As of December 31, 2023, and 2022, no shares of Series Seed-2 Preferred Stock have been issued or are outstanding.

Series Seed-3 Preferred Stock
The Company is authorized to issue 24,800 shares of Series Seed-3 Preferred Stock with a par value of $0.001. As of December 31, 2023, and 2022, no shares of Series Seed-3 Preferred Stock have been issued or are outstanding.

Series Seed-4 Preferred Stock
The Company is authorized to issue 5,433,900 shares of Series Seed-4 Preferred Stock with a par value of $0.001. As of December 31, 2023, and 2022, no shares of Series Seed-4 Preferred Stock have been issued or are outstanding.

Voting Rights
Common Stock: Holders are entitled to one (1) vote per share at stockholder meetings or through written consent.
No cumulative voting rights. Changes to the number of authorized shares of Common Stock require the approval of a majority of all voting capital stock.

Preferred Stock: Holders vote as a single class with Common Stock, based on the number of Common Stock shares into which their Preferred Stock is convertible. Specific voting rights may be provided for Preferred Stock under certain conditions.

Dividend Rights
Common Stock: Entitled to remaining assets only after full satisfaction of the Preferred Stock's liquidation preferences.

Preferred Stock: In the event of liquidation, dissolution, or winding up of the Corporation (including Deemed Liquidation Events): Holders are entitled to the greater of: The Applicable Original Issue Price plus unpaid declared dividends, or the amount payable had the shares been converted to Common Stock.

Liquidity Rights
Common Stock: Entitled to remaining assets only after full satisfaction of the Preferred Stock's liquidation preferences.

Preferred Stock: In the event of liquidation, dissolution, or winding up of the Corporation Holders are entitled to the greater of: The Applicable Original Issue Price plus unpaid declared dividends, or The amount payable had the shares been converted to Common Stock. If assets are insufficient, distributions are made pro-rata among Preferred Stockholders based on their respective entitlements.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For the Year Ended December 31,	2023	2022
Net Operating Loss	$ (167,586)	$ (80,163)
Valuation Allowance	167,586	80,163
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (250,220)	$ (82,633)
Valuation Allowance	250,220	82,633
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $807,421. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

9. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

The Company borrowed money from the CFO and one of the shareholders Elliot Bennet. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan is $8,203 and $7,612, respectively.

On January 1, 2022, the Company issued a Convertible note to Elliott Bennett, in the amount of $18,202. The convertible note bears an interest rate of 5%, with maturity date set on March 22, 2024.

On January 1, 2022, the Company issued a Convertible note to the Chief Operating Officer and one of the shareholders, Kyle Wyche, in the amount of $7,083. The convertible note bears an interest rate of 5%, with maturity date set on March 22, 2024.

On January 1, 2022, the Company issued a Convertible note to the Chief Executive Officer and one of the shareholders, Dylan Lew, in the amount of $7,482. The convertible note bears an interest rate of 5%, with maturity date set on March 22, 2024.

11. SUBSEQUENT EVENTS

In 2024, the Company issued 208,723 shares of Series Seed-1 Preferred Stock, 2,785,216 shares of Series Seed-2 Preferred Stock, 24,699 shares of Series Seed-3 Preferred Stock, and 4,324,049 shares of Series Seed-4 Preferred Stock, raising a total of $2,625,995.

On July 10, 2024, the Company successfully completed the seed round financing and all the Convertible Notes and SAFE outstanding as of December 31, 2023 where converted to shares.

In 2024, the Company issued 447,405 warrants.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $518,871, an operating cash flow loss of $606,971 and liquid assets in cash of $191,448, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.